UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
Commission File Number: 001-41110
GRAB HOLDINGS LIMITED
3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒ Form 40-F  ☐

Information contained in this Report on Form 6-K
On August 13, 2026, Grab Holdings Limited issued its interim report for the six-month period ended June 30, 2026, which is furnished as Exhibit 99.1 to this Report on Form 6-K.
Incorporation by Reference
This Report on Form 6-K, including all exhibits hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-261949 and 333-264872) of Grab Holdings Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim report for the six-month period ended June 30, 2026

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

	By:	_/s/ Peter Oey__
Date: August 13, 2026		Name: Peter Oey
Title: Chief Financial Officer